Exhibit 13

February 18, 2025

VIA SEDAR+

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des Marchés Financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Securities NL, Government of Newfoundland and Labrador

Government of the Northwest Territories, Office of the Superintendent of Securities

Government of Yukon, Office of the Superintendent of Securities

Government of Nunavut, Office of the Superintendent of Securities

Re:	Grown Rogue International Inc. (the “Company”)

Dear Sirs/Mesdames:

We refer to the final Short Form Base Shelf Prospectus (the “Prospectus”) of the Company dated February 18, 2025 relating to the offering for sale of up to USD$50,000,000 in the aggregate of subordinate voting shares, warrants, subscription receipts, debt securities, convertible securities and units.

We consent to being named in the Prospectus and to the use, through incorporation by reference, in the Prospectus, of our independent auditors’ reports dated February 28, 2024 and April 29, 2024, to the Shareholders of the Company on the following financial statements:

a.	Consolidated statements of financial position as of October 31, 2023 and 2022;

b.	Consolidated statements of comprehensive income, changes in equity and cash flows for the year ended October 31, 2023 and 2022;

c.	the notes to the consolidated financial statements for the year ended October 31, 2023, which include significant accounting policies and other explanatory information;

d.	Consolidated statements of financial position as at December 31, 2023;

e.	Consolidated statements of comprehensive income, changes in equity and cash flows for the two months period ended December 31, 2023; and

f.	the notes to the consolidated financial statements for the two months period ended December 31, 2023, which include significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

Yours truly,

Turner, Stone & Company, L.L.P.

Turner, Stone & Company, L.L.P.

Dallas, Texas, USA